SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                GVC VENTURE CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    36237L102
                                 (CUSIP Number)

                                Steven E. Berman
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                  June 30, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                                 (Page 1 of 11)

CUSIP No. 36237L102                     13D                   Page 2 of 11 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Palisade Investors, L.L.C./I.R.S. Identification No. 22-3359934
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,504,545
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,884,353**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,504,545
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,884,353**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** In addition to the 1,504,545 owned by Palisade Investors, L.L.C., includes 2,600,000 shares owned by Berman Industries, Inc. and 7,779,808 shares owned by others that are subject to a Stockholders Agreement with the Reporting Persons concerning, among other things, voting as to certain matters, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares.

CUSIP No. 36237L102                     13D                   Page 3 of 11 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Berman Industries, Inc./I.R.S. Identification No. 13-3542377
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,600,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,884,353**
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,600,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,884,353**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     83.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** In addition to the 2,600,000 owned by Berman Industries, Inc., includes 1,505,545 shares owned by Palisade Investors, L.L.C., and 7,779,808 shares owned by others that are subject to a Stockholders Agreement with the Reporting Persons concerning, among other things, voting as to certain matters, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares.

                                PRELIMINARY NOTE

      This Amendment No. 2 ("Amendment No. 2") amends Items 3, 5, 6 and 7 contained in Amendment No. 1 filed on May 7, 2004 ("Amendment No. 1") to the original statement on Schedule 13D, as filed with the Securities and Exchange Commission ("SEC") on May 14, 2003 (the "Original Statement") by Palisade Investors, L.L.C. ("Palisade") and Berman Industries, Inc. ("Berman") (together, the "Reporting Persons") with respect to their beneficial ownership of shares of GVC Venture Corp. (the "Company"). The purpose of this Amendment No. 2 is to reflect the consummation of the transactions contemplated in the Stock Purchase Agreement described in Amendment No. 1. The Original Statement, as amended and restated by Amendment No. 1 and as amended by Amendment No. 2, is referred to as the "Statement." Terms used but not defined herein are used as defined in the Original Statement

      Any information with respect to Bernard Zimmerman & Company, Inc., Bernard Zimmerman, Russell Banks, Janice Banks and Gordon Banks is to the best knowledge and belief of the Reporting Persons.

            Item 3. Source and Amount of Funds or Other Consideration.

      The funds utilized by Berman to purchase 1,300,000 shares of Common Stock of the Company were from working capital ($13,000). The balance of the shares were obtained through the conversion of the Company's $13,000 obligation to Berman, as described in Item 6, below.

            Item 5. Interest in Securities of the Issuer.

      (a) Based on the information contained in the Company's Report on Form 8-K filed with the SEC on July 2, 2004, there are issued and outstanding 14,194,516 shares as of June 30, 2004. Without giving effect to the shares owned by the other parties to the Stockholders Agreement, (i) Palisade presently owns 1,504,545 shares of Common Stock, comprising 10.6% of the outstanding shares of Common Stock. And (ii) Berman presently owns 2,600,000 shares of Common Stock, comprising 18.3% of the outstanding shares of Common Stock.

      The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act with all other parties to the Stockholders Agreement and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each party to the Stockholders Agreement. Giving effect to the shares which the Reporting Persons believe are currently beneficially owned by all parties to the Stockholders Agreement, but excluding the shares owned by trusts of which certain parties (other than the Reporting Persons) to the Stockholders Agreement are a trustee (because the shares held by such trusts are not subject to the Stockholders Agreement), the Reporting Persons may be deemed the beneficial owners of an aggregate of 11,884,353 or 83.7%, of the outstanding shares of Common Stock, based on the 14,194,516 shares outstanding as of June 30, 2004. Such shares are deemed beneficially owned by both Reporting Persons because they share the power to vote or direct the vote over such shares with the other parties to the Stockholders Agreement. The filing of this Statement should not be deemed an admission that the parties to the Stockholders Agreement are a "group." Furthermore, each party to the Stockholders Agreement disclaims beneficial ownership of the shares owned by the other parties to the Stockholders Agreement. The Reporting Persons understand that separate Schedule 13Ds (and amendments to existing Schedule 13Ds) were filed by Zimmerman Company, Inc. ("Zimmerman Company") and Bernard Zimmerman, and by Russell Banks, Janice Banks, and Gordon Banks, the other parties to the Stockholders Agreement.

      (b) The following information concerns the nature of each Reporting Person's beneficial ownership of shares of Common Stock:

                           Sole power to vote    Shared power to vote   Sole power to dispose      Shared power to
                                or direct              or direct            or direct the         dispose or direct
Name                            the vote               the vote              disposition           the disposition
----
Palisade                        1,504,545          11,884,353 (1)             1,504,545                  0
Berman                          2,600,000          11,884,353 (2)             2,600,000                  0

(1) In addition to the 1,504,545 owned by Palisade, includes 2,600,000 shares owned by Berman Industries, Inc. and 7,779,808 shares owned by others that are subject to a Stockholders Agreement with the Reporting Persons concerning, among other things, voting as to certain matters, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares.

(2) In addition to the 2,600,000 owned by Berman, includes 1,505,545 shares owned by Palisade Investors, L.L.C., and 7,779,808 shares owned by others that are subject to a Stockholders Agreement with the Reporting Persons concerning, among other things, voting as to certain matters, as a result of which the Reporting Persons may be deemed to be the beneficial owners of such shares.

      (c) The only transactions in the Company's Common Stock effectuated by either of the Reporting Persons during the 60 days prior to the filing of this Amendment No. 1 were the following transactions by Berman:

------------------------------------------------------------------------------------------------------------
                          Number of Shares
------------------------------------------------------------------------------------------------------------
      Date of                                        Per Share
    Transaction      Acquired          Deposed Of      Price                 Nature of Transaction
------------------------------------------------------------------------------------------------------------
      6/30/04       1,300,000                           $.01      Purchase pursuant to the Stock Purchase
                                                                  Agreement described in Item 6
------------------------------------------------------------------------------------------------------------
      6/30/04       1,300,000                           $.01      Purchase upon exercise of Option granted
                                                                  to Berman Industries, Inc. described in
                                                                  Item 6
------------------------------------------------------------------------------------------------------------

      (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons

      (e) Not Applicable.

            Item 6. Contracts, Arrangements, Understandings or Relationships
                    With Respect to Securities of the Issuer.

      On June 30, 2004, Zimmerman Company purchased 6,300,000 shares of Common Stock, Gordon Banks, then President, Chief Executive Officer and a director of the Company, purchased 1,300,000 shares of Common Stock, and Berman converted the Company's $13,000 obligation to it into 1,300,000 shares of Common Stock (the "Transaction") pursuant to a Stock Purchase Agreement, dated as of April 29, 2004, among the Company, Zimmerman Company, Gordon Banks and Berman (the "Stock Purchase Agreement"). Pursuant to options, dated as of April 29, 2004 and May 6, 2004, respectively, granted to them by Zimmerman Company, each in consideration for $100, on June 30, 2004, Berman and Conrad J. Gunther Jr. purchased 1,300,000 and 300,000, respectively, of the shares of Common Stock acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, at an exercise price of $.01 per share, the same price paid by Zimmerman Company for such shares.

      Contemporaneously with the Closing under the Stock Purchase Agreement, the principal (an aggregate of $100,000) and accrued interest on the Company's obligations to Russell Banks, then Chairman of the Board of Directors and a director of the Company, and Palisade, principal stockholders of the Company, were cancelled and capitalized.

      Also on June 30, 2004, prior to the Closing under the Stock Purchase Agreement, the Company held a special meeting of stockholders (the "Meeting") at which, among other things, the Company's Stockholders authorized an amendment to the Company's Restated Certificate of Incorporation to reduce the par value of the Company's Common Stock from $.10 per share to $.01 per share in order to, among other things, enable the Company to complete the Transaction. Following the Meeting, the Company filed an Amendment (the "Amendment") to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to implement the reduction in the par value of its Common Stock to $.01 per share and to establish the par value of its authorized Preferred Stock at $.01 per share.

      Following the filing of the Amendment, the Transaction was consummated.

      On April 29, 2004, Zimmerman Company (which did not own any shares until the purchase of shares pursuant to the Stock Purchase Agreement), Russell Banks, Janice Banks (wife of Russell Banks) and Gordon Banks (collectively, the "Banks Family"), Palisade and Berman entered into a Stockholders Agreement pursuant to which they have agreed that all shares of the Company's Common Stock owned by them at the time (including any shares they acquired under the Stock Purchase Agreement and shares they may transfer to third persons, including the shares Zimmerman Company transferred to Berman and Conrad J. Gunther), will be voted:

      o     in favor of each matter submitted to stockholders at the Meeting;
            and

      o for the election of one director selected by the Banks Family, one director selected by Palisade and Berman, and a number of directors that would constitute a majority of the Board selected by Zimmerman Company. Pursuant thereto, the Banks Family nominated Gordon Banks and Zimmerman Company nominated Bernard Zimmerman and Conrad J. Gunther, Jr. for election at the Meeting. Palisade and Berman did not nominate a director at the Meeting and have advised the Company that they do not anticipate nominating a director at the current time.

      The Stockholders Agreement is to terminate on the earliest to occur of:
(i) December 31, 2006 and (ii) the liquidation of the Company or the Company's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board of Directors, following which transaction or series of transactions the stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

      The following table sets forth the shares of the Company's Common Stock owned, before the Transaction and after the Transaction (including the issuance of shares pursuant to the Stock Purchase Agreement and exercise of the options granted by Zimmerman Company to Berman and Conrad J. Gunther, Jr.) by the parties to the Stockholders Agreement that they have agreed to vote pursuant to the Stockholders Agreement and the percentage of outstanding shares represented by those shares:

-----------------------------------------------------------------------------------------------------------
                                   Before the Transaction                 After the Transaction
-----------------------------------------------------------------------------------------------------------
                                   Number              Percent            Number            Percent
                                   of Shares           of Class (1)       of Shares         of Class
-----------------------------------------------------------------------------------------------------------
Gordon Banks                         249,808               4.7%           1,549,808           10.9%
-----------------------------------------------------------------------------------------------------------
Russell Banks                        980,000 (2)          18.5%             980,000 (3)        6.9%
-----------------------------------------------------------------------------------------------------------
Janice Banks                         250,000 (3)           4.7%             250,000 (3)        1.8%
-----------------------------------------------------------------------------------------------------------
Palisade                           1,504,545              28.4%           1,504,545           10.6%
-----------------------------------------------------------------------------------------------------------
Berman                                     0                              2,600,000           18.3%
-----------------------------------------------------------------------------------------------------------
Zimmerman Company                          0                              4,700,000           33.1%
-----------------------------------------------------------------------------------------------------------
Conrad J. Gunther, Jr.                     0                                300,000            2.1%
-----------------------------------------------------------------------------------------------------------
                                   2,984,353              56.4%          11,884,353           83.7%
-----------------------------------------------------------------------------------------------------------
All other stockholders             2,310,163              43.6%           2,310,163           16.3%
-----------------------------------------------------------------------------------------------------------
Total outstanding shares           5,294,516             100.0%          14,194,516          100.0%
-----------------------------------------------------------------------------------------------------------

----------
(1)   Percentages do not add due to rounding differences.

(2) Excludes 761 shares as to which Russell Banks is trustee (and is entitled to vote), which shares are not subject to the Stockholders Agreement and, therefore, the Reporting Persons do not share voting power with respect thereto.

(3) Excludes 293,395 shares held by The Russell Banks Family Trust as to which Janice Banks and a third party are the trustees and share voting power, which shares are not subject to the Stockholders Agreement and, therefore the Reporting Persons do not share voting power with respect thereto.

      As a result of the foregoing, Zimmerman Company and Bernard Zimmerman may, by virtue of the stock ownership of Zimmerman Company, the positions held by Bernard Zimmerman and the ability of Zimmerman Company, pursuant to the Stockholders Agreement, to elect a majority of the Company's Board of Directors, be deemed (in lieu of the Banks Family and Palisade) to control the Company.

      Item 7. Material to be Filed as Exhibits.

            1(a). Joint Filing Agreement, dated April 29, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of Amendment No. 1 to the Original Statement. Incorporated by reference to Exhibit 1 to Amendment No. 1, File No. 005-39846.

            *1(b). Joint Filing Agreement, dated July 7, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Amendment.

            2. Stock Purchase Agreement, dated as April 29, 2004, by and among GVC Venture Corp., Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and Gordon Banks. Incorporated by reference to
            Exhibit 99.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

            3. Stockholders Agreement, dated as of April 29, 2004, by and among Bernard Zimmerman & Company, Inc., Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

            4. Option Agreement, dated April 29, 2004, by and between Bernard Zimmerman & Company, Inc. and Berman Industries, Inc., incorporated by reference to Exhibit 4 to Amendment No. 1, File No. 005-39846.

----------
*Filed herewith.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                        July 7, 2004
                                        Palisade Investors, L.L.C.

                                        By: /s/ Steven E. Berman
                                        ------------------------
                                            Steven E. Berman, Member


                                        July 7, 2004
                                        Berman Industries, Inc.

                                        By: /s/ Steven E. Berman
                                        ------------------------
                                            Steven E. Berman, VP

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

1(a) Joint Filing Agreement, dated April 29, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of Amendment No. 1 to the Original Statement. Incorporated by reference to Exhibit 1 to Amendment No. 1, File No. 005-39846.

*1(b) Joint Filing Agreement, dated July 7, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Amendment.

2 Stock Purchase Agreement, dated as April 29, 2004, by and among GVC Venture Corp., Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and Gordon Banks. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

3 Stockholders Agreement, dated as of April 29, 2004, by and among Bernard Zimmerman & Company, Inc., Palisade Investors L.L.C., Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported) April 29, 2004, File No. 000-15862.

4 Option Agreement, dated April 29, 2004, by and between Bernard Zimmerman & Company, Inc. and Berman Industries, Inc. Incorporated by reference to Exhibit 4 to Amendment No. 1, File No. 005-39846.

----------
*Filed herewith.